<Exhibit 99-1>
     SHINHAN FINANCIAL GROUP CO., LTD.
          Non-Consolidated Financial Statements
          (Unaudited)
          September 30, 2005
          (With Independent Accountants’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2005 and the related non-consolidated statements of income and cash flows for the quarters and nine months ended September 30, 2005 and 2004. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2004 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 27, 2005, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2004, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As described in Note 1(i) to the non-consolidated financial statements, on September 27, 2005, the Board of Directors of the Company decided to acquire all outstanding shares of Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) through share exchange. In accordance with the resolution of the Board of Directors of the Company, shareholders of Shinhan Life Insurance will receive 17,528,000 shares of the Company in exchange for the Shinhan Life Insurance shares, at the exchange ratio of 0.4382 share in the Company to each Shinhan Life Insurance share, on December 13, 2005. Additionally, as described in Note 1 to the non-consolidated financial statements, on August 26, 2005, an Extraordinary General Shareholders’ Meeting of e-Shinhan Inc., a subsidiary of the Company, resolved to dissolve the company.
As described in Note 2 (n) to the non-consolidated financial statements, effective with the third quarter of 2005, Shinhan Bank and Chohung Bank have provided allowances for possible future losses on unused loan commitments in the amounts of to ~~W~~17,035 million and ~~W~~77,877 million, respectively. As a result of the provisision of these allowances, stockholders’ equity as of and net income for the nine months ended September 30, 2005 decreased by ~~W~~94,912 million. The change in accounting estimate mentioned above is handled prospectively because cumulative effects from such change in accounting estimate cannot be reasonably determined.
As described in Note 4 to the non-consolidated financial statements, as of September 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and such other asset items as securities in the total amounts of ~~W~~173,492 million and ~~W~~165,276 million, respectively, which were claimable against LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~12,112 million and ~~W~~13,718 million, respectively, of allowances for loan losses as of September 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements, therefore, may not include all adjustments that might be ultimately resulting when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the nine months ended September 30, 2005, Shinhan Bank and Chohung Bank provided ~~W~~14,300 million and ~~W~~13,000 million, respectively, of additional loans to LG Card Co., Ltd. , and converted ~~W~~11,000 million and ~~W~~10,000 million, respectively, of their loans to the card company into equity shares.
As described in Note 4 to the non-consolidated financial statements, as of September 30, 2005, Shinhan Bank and Chohung Bank had provided SK Networks Co., Ltd. with loans and others (including securities and guarantees and acceptances) aggregating ~~W~~423,628 million and ~~W~~234,864 million, respectively. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~31,710 million and ~~W~~16,235 million, respectively, of allowances for loan losses as of September 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements, therefore, may not include all adjustments that might be ultimately resulting when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.
As described in Note 12 to the non-consolidated financial statements, the Company recorded assets as of September 30, 2005 and earned interest income for the nine months then ended through its related party transactions.

As described in Note 14(a) to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC”) to pay contingent consideration to the KDIC at the maximum amount of ~~W~~652,284 million related to Asset Indemnity Payment, ~~W~~166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. For the nine months ended September 30, 2005, the Company paid the ~~W~~166,516 million related to the General Indemnity, and reflected ~~W~~220,714 million of the amount related to the Asset Indemnity as a charge to goodwill. The remaining contingent consideration was not reasonably estimable and, thus, not included in the acquisition cost.
KPMG Samjong Accounting Corp.
Seoul, Korea
October 21, 2005

This report is effective as of October 21, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2005 and December 31, 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Assets

Cash and due from banks (notes 3 and 12)	~~W~~	243,597	31,145	$234,679	30,005
Securities (note 4)		9,518,994	8,262,100	9,170,514	7,959,634
Loans (notes 5, 12 and 13)		1,647,521	1,749,955	1,587,207	1,685,891
Fixed assets (note 6)		2,423	2,164	2,335	2,083
Other assets (notes 7, 12 and 13)		38,552	26,949	37,141	25,964

	~~W~~	11,451,087	10,072,313	$11,031,876	9,703,577

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 13)	~~W~~	167,672	154,380	$161,534	148,728
Debentures (notes 9 and 13)		2,255,854	1,948,102	2,173,270	1,876,784
Retirement and severance benefits (note 10)		671	224	647	216
Other liabilities (notes 11 and 13)		239,759	222,336	230,981	214,197

Total liabilities		2,663,956	2,325,042	2,566,432	2,239,925

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 15)

Common stock		1,596,595	1,596,595	1,538,145	1,538,145
Authorized — 1,000,000,000 shares
Issued and outstanding — 319,319,011 shares issued and 310,333,444 shares outstanding in 2005
319,319,011 shares issued and 310,332,000 shares outstanding in 2004
Preferred stock		486,523	486,523	468,712	468,712
Issued and outstanding — 97,304,564 shares

Capital surplus		3,718,684	3,718,623	3,582,548	3,582,489

Retained earnings (note 16)		2,494,008	1,608,185	2,402,705	1,549,311
Capital adjustments (notes 4, 17 and 18)		491,321	337,345	473,334	324,995

Total stockholders’ equity		8,787,131	7,747,271	8,465,444	7,463,652

Commitments and contingencies (note 14)

	~~W~~	11,451,087	10,072,313	$11,031,876	9,703,577

See accompanying notes to non-consolidated financial statements.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Income
Quarters and nine months ended September 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars, except earnings per share)
(Unaudited)

						U.S. dollars (note 2)
	Won					Quarter	Nine months
	Quarter ended			Nine months ended		ended	ended
	September 30,			September 30,		September 30,	September 30,
	2005		2004	2005	2004	2005	2005
Operating revenue:

Gain from equity method (notes 4 and 25)	~~W~~	422,210	334,569	1,304,300	822,981	$406,753	1,256,551
Interest income (note 12)		23,975	29,439	73,033	87,942	23,097	70,359
Other		148	422	515	—	143	496

		446,333	364,430	1,377,848	910,923	429,993	1,327,406

Operating expenses:

Loss from equity method (notes 4 and 25)		327	1,676	1,134	1,530	315	1,092
Interest expense		28,854	31,965	84,035	93,637	27,798	80,959
Fees and commission		15	157	84	228	14	81
General and administrative expenses (note 19)		9,799	6,686	27,524	21,668	9,440	26,5161

		38,995	40,484	112,777	117,063	37,567	108,648

Operating income		407,338	323,946	1,265,071	793,860	392,426	1,218,758

Non-operating income (expenses), net		53	266	804	721	51	775

Income before income taxes		407,391	324,212	1,265,875	794,581	392,477	1,219,533

Income taxes (note 20)		—	—	—	—	—	—

Net income	~~W~~	407,391	324,212	1,265,875	794,581	$392,477	1,219,533

Ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,219	984	3,802	2,446	$1.17	3.66

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,077	867	3,357	2,153	$0.97	3.23

See accompanying notes to non-consolidated financial statements.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows
Quarters and nine months ended September 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

						U.S. dollars (note 2)
	Won					Quarter	Nine months
	Quarter ended			Nine months ended		ended	ended
	September 30,			September 30,		September 30,	September 30,
	2005		2004	2005	2004	2005	2005
Cash flows from operating activities:

Net income	~~W~~	407,391	324,212	1,265,875	794,581	$392,477	1,219,533

Adjustments to reconcile net income to net cash used in operating activities:

Gain from equity method, net		(421,883)	(332,893)	(1,303,166)	(821,451)	(406,438)	(1,255,459)
Provision for retirement and severance benefits		98	61	437	167	94	421
Depreciation expense		180	174	470	484	173	453
Amortization expense		29	28	86	83	28	83
Provision for loan losses, net		(148)	(422)	(515)	123	(143)	(496)
Interest expense		244	823	1,640	2,393	235	1,580
Foreign currency related gain, net		2	(1)	—	(3)	2	—
Decrease (increase) in other assets		(4,741)	4,172	(4,642)	13,573	(4,567)	(4,472)
Decrease in other liabilities		(181,468)	1,235	(208,504)	(3,099)	(174,825)	(200,871)
Retirement and severance benefits paid		(124)	(24)	(137)	(115)	(119)	(132)
Decrease in deposit for severance benefit insurance		59	13	147	99	57	142
Stock compensation costs		1,225	696	5,151	(241)	1,180	4,962

Net cash used in operating activities		(199,136)	(1,926)	(243,158)	(13,406)	(191,846)	(234,256)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		—	—	379,210	—	—	365,328
Decrease in loans		331,229	130,000	402,543	126,860	319,103	387,806
Decrease in fixed assets		—	—	21	—	—	20
Decrease in other assets		—	94	—	—	—	—
Dividends received		4,847	—	4,847	256,536	4,670	4,670

		336,076	130,094	786,621	383,396	323,773	757,824

Cash used in investing activities:

Increase in equity method investment securities		(276)	—	(276)	(96,979)	(266)	(266)
Increase in loans		(300,000)	(46,036)	(300,000)	(156,036)	(289,017)	(289,017)
Purchase of fixed assets		(85)	(199)	(836)	(435)	(82)	(806)
Increase in guarantee deposits		—	—	(2,241)	—	—	(2,159)
Increase in other assets		—	—	(2)	(703)	—	(2)

		(300,361)	(46,235)	(303,355)	(254,153)	(289,365)	(292,250)

Net cash provided by investing activities		35,715	83,859	483,266	129,243	34,408	465,574

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows, Continued
Quarters and nine months ended September 30, 2005 and 2004
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

						U.S. dollars (note 2)
	Won					Quarter	Nine months
	Quarter ended			Nine months ended		ended	ended
	September 30,			September 30,		September 30,	September 30,
	2005		2004	2005	2004	2005	2005
Cash flows from financing activities:

Cash provided by financing activities:

Increase in borrowings		95,012	56,036	148,065	261,036	91,534	142,644
Increase in debentures		180,000	100,000	680,000	200,000	173,410	655,106
Proceeds from reissuance of treasury stock		—	381	499	381	—	481

		275,012	156,417	828,564	461,417	264,944	798,231

Cash used in financing activities:

Decrease in borrowings		(36,053)	(100,000)	(134,367)	(194,000)	(34,733)	(129,448)
Decrease in debentures		(31,314)	(130,000)	(371,314)	(130,000)	(30,168)	(357,721)
Debenture issue costs		(702)	(393)	(2,574)	(921)	(676)	(2,480)
Dividends paid		(35)	(330)	(347,527)	(242,076)	(34)	(334,804)
Reacquisition of treasury stock		—	(323)	(438)	(323)	—	(422)

		(68,104)	(231,046)	(856,220)	(567,320)	(65,611)	(824,875)

Net cash provided by (used in) financing activities		206,908	(74,629)	(27,656)	(105,903)	199,333	(26,644)

Net increase in cash and cash equivalents		43,487	7,304	212,452	9,934	41,895	204,674

Cash and cash equivalents at beginning of period		200,110	7,983	31,145	5,353	192,784	30,005

Cash and cash equivalents at end of period	~~W~~	243,597	15,287	243,597	15,287	$234,679	234,679

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with ~~W~~1,461,721 million of initial capital stock, and the Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

On September 27, 2005, the Board of Directors of the Company decided to acquire all outstanding shares of Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) through share exchange. In accordance with the resolution of the Board of Directors of the Company, shareholders of Shinhan Life Insurance will receive 17,528,000 shares of the Company in exchange for the Shinhan Life Insurance shares, at the exchange ratio of 0.4382 share in the Company to each Shinhan Life Insurance share, on December 13, 2005.

As of September 30, 2005, the Company has 12 subsidiaries and its capital stock consists of ~~W~~1,596,595 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:
(a)	Shinhan Bank

Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. As of September 30, 2005, Shinhan Bank operates through 402 branches and 158 automated teller machine locations and its capital stock amounts to ~~W~~1,224,034 million.

(b)	Chohung Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Exchange on June 3, 1956. Chohung Bank operates through 453 domestic branches, 84 depositary offices and four overseas branches and its capital stock amounts to ~~W~~3,595,592 million as of September 30, 2005. Chohung Bank was delisted off the Korea Exchange on July 2, 2004.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of September 30, 2005, it operates through 77 branches and its capital stock amounts to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of September 30, 2005, Shinhan Card holds 2.84 million franchise accounts and 3.33 million credit card holders, and its capital stock amounts to ~~W~~152,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(1)	General Description of the Company, Continued
(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of September 30, 2005 amounts to ~~W~~80,000 million.

(f)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC’s capital stock as of September 30, 2005 amounts to ~~W~~40,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2005 amounts to ~~W~~77,644 million.

(h)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related businesses. SH&C Life Insurance’s capital stock as of September 30, 2005 amounts to ~~W~~30,000 million.

(i)	e-Shinhan Inc.

e-Shinhan Inc. (“e-Shinhan”) was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. e-Shinhan’s capital stock as of September 30, 2005 amounts to ~~W~~2,820 million. On August 26, 2005, its Extraordinary General Shareholders’ Meeting resolved to dissolve the company.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross-border leasing. Shinhan Macquarie’s capital stock as of September 30, 2005 amounts to W1,000 million.

(k)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2005 amounts to ~~W~~3,000 million.

(l)	Shinhan Private Equity

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operational assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2005 amounts to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(1)	General Description of the Company, Continued
       Ownerships of the Company’s subsidiaries and affiliates as of September 30, 2005 and December 31, 2004 are as follows:

		2005		2004
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	214,205,935	100.0	244,806,782	100.0
	Chohung Bank	719,118,429	100.0	719,118,429	100.0
	Good Morning Shinhan Securities	159,399,664	100.0	159,399,664	100.0
	Shinhan Card	30,569,400	100.0	30,569,400	100.0
	Shinhan Capital	12,250,000	100.0	16,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	e-Shinhan	470,595	83.4	415,495	73.7
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Chohung Bank	Shinhan Financial Group	8,985,567	2.8	8,985,567	2.8
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	1,444	—
(2)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(2)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, Continued
(b)	Basis of Financial Statement Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,038.00 to US$1, the basic exchange rate on September 30, 2005. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statement of Korean Financial Accounting Standards

The Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 16, “Accounting for Income Taxes,” and No. 17, “Provision, Contingent Liabilities and Contingent Assets,” effective from the first fiscal year beginning after December 31, 2004. In addition, the Company early adopted SKAS No. 15, “The Equity Method of Accounting,”., effective from the first fiscal year beginning after December 31, 2004. Except for the adoption of aforementioned accounting standards, the same accounting policies have been in effect for the non-consolidated financial statements, as of and for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

(e)	Equity Method Investment Securities

Investments in affiliated companies with the Company’s ownership of 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(2)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, Continued
(f)	Fixed Assets
i)	Tangible Assets

Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

The depreciation method and useful lives of tangible assets are as follows:

Description	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	„	„
Leasehold improvements	Straight-line	„
ii)	Intangible Assets

Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over five years.
(g)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(h)	Discount on Debentures

Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(i)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is,

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(2)	Basis of Financial Statement Presentation and Summary of Significant Accounting Policies, Continued
(j)	Retirement and Severance Benefits, Continued

therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(k)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,038.00 and ~~W~~1,043.80 to US$1, the rates of exchange on September 30, 2005 and December 31, 2004, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(l)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

(m)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. In cases where an obligation is settled, the Company recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such cases, income, if any, recognized on receipt of the imbursement is presented net of the charges made in connection of the provision.

(n)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(o)	Accounting Change of Subsidiaries

Effective with the third quarter of 2005, Shinhan Bank and Chohung Bank have provided reserve for possible future losses on unused loan commitments, amounting to ~~W~~17,035 million and ~~W~~77,877 million, respectively. As a result of the accounting change, stockholders’ equity as of and net income for the nine months ended September 30, 2005 decreased by ~~W~~94,912 million. The change in accounting estimate mentioned above is accounted for prospectively because cumulative effects from such change in accounting estimate cannot be reasonably determined.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(3)	Cash and Due from Banks

As of September 30, 2005 and December 31, 2004, ~~W~~5.5 million and ~~W~~2.5 million, respectively, of cash and due from banks are restricted for guarantee deposits on bank accounts, respectively.
(4)	Securities

Securities as of September 30, 2005 and December 31, 2004 consist solely of equity method investment securities and details are as follows:

	(In millions of Won)
	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiary	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	4,125,253	(367,210)	604,524	(968)	(17,942)	4,343,657
Chohung Bank		2,891,019	220,714	569,962	(853)	114,315	3,795,157
Good Morning Shinhan Securities		843,500	—	41,520	(30,311)	36,297	891,006
Shinhan Card		168,708	—	52,946	—	—	221,654
Shinhan Capital		122,525	(12,000)	19,358	—	18,191	148,074
Shinhan BNP Paribas ITMC		22,810	(2,400)	2,665	—	(34)	23,041
Jeju Bank		53,036	—	6,338	(30)	(383)	58,961
SH&C Life Insurance		14,614	—	2,176	—	(1,488)	15,302
e-Shinhan		2,887	276	(562)	—	—	2,601
Shinhan Macquarie		1,098	(2,446)	2,755	—	—	1,407
Shinhan Credit Information		6,862	—	2,056	—	—	8,918
Shinhan PE		9,788	—	(572)	—	—	9,216

	~~W~~	8,262,100	(163,066)	1,303,166	(32,162)	148,956	9,518,994

As of September 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities) in the total amounts of ~~W~~173,492 million and ~~W~~165,276 million, respectively, which had been provided to LG Card Co., Ltd. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~12,112 million and ~~W~~13,718 million, respectively, of allowance for loan losses as of September 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method. In addition, for the nine months ended September 30, 2005, Shinhan Bank and Chohung Bank provided ~~W~~14,300 million and ~~W~~13,000 million, respectively, of additional loans to LG Card Co., Ltd. , and converted ~~W~~11,000 million and ~~W~~10,000 million, respectively, of their loans to the card into equity shares.

As of September 30, 2005, Shinhan Bank and Chohung Bank had loans receivable and others (including securities and guarantees and acceptances) amounting to ~~W~~423,628 million and ~~W~~234,864 million, respectively, which had been provided to SK Networks Co., Ltd. The debtor company has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided ~~W~~31,710 million and ~~W~~16,235 million, respectively, of allowance for loan losses as of September 30, 2005. However, actual losses on those loans and securities may differ materially from the management’s assessment. The accompanying non-consolidated financial statements did not reflect the impact of the uncertainty on the financial position of the Company when its holdings in Shinhan Bank and Chohung Bank were accounted for using the equity method.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(4)	Securities, Continued

The changes in goodwill (negative goodwill) for the nine months ended September 30, 2005 are as follows:

Securities as of December 31, 2004 are as follows:

	(In millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Chohung Bank	~~W~~	922,468	220,714	54,620	1,088,562
Good Morning Shinhan Securities		127,534	—	12,753	114,781
Jeju Bank		(4,970)	—	(514)	(4,456)

	~~W~~	1,045,032	220,714	66,859	1,198,887

The market values of the shares of Jeju Bank owned by the Company are ~~W~~66,683 million as of September 30, 2005 (~~W~~6,880 per share).

Securities as of December 31,2004 are as follows:

	(In millions of Won)
	2004
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Subsidiary	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Shinhan Bank	~~W~~	2,946,530	(244,807)	683,687	(1,353)	741,196	4,125,253
Chohung Bank		1,861,649	(*) 308,202	378,026	(10,204)	353,346	2,891,019
Good Morning Shinhan Securities		546,872	(*) 292,116	7,992	(53,800)	50,320	843,500
Shinhan Card		163,136	—	5,572	—	—	168,708
Shinhan Capital		105,448	(8,000)	23,009	—	2,068	122,525
Shinhan BNP Paribas ITMC		22,486	(2,000)	2,279	—	45	22,810
Jeju Bank		48,713	—	5,216	(38)	(855)	53,036
SH&C Life Insurance		13,021	—	187	—	1,406	14,614
e-Shinhan		2,725	—	162	—	—	2,887
Shinhan Macquarie		1,843	(1,730)	977	8	—	1,098
Shinhan Credit Information		1,969	1,529	1,845	—	1,519	6,862
Shinhan PE		—	10,000	(212)	—	—	9,788

	~~W~~	5,714,392	355,310	1,108,740	(65,387)	1,149,045	8,262,100

(*)	Additional goodwill through additional equity acquisition, ~~W~~248,736 million for Chohung Bank and ~~W~~55,375 million for Good Morning Shinhan Securities, is included.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(4)	Securities, Continued

The changes in goodwill (negative goodwill) for the year ended December 31, 2004 are as follows:

	(In millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Chohung Bank	~~W~~	820,239	166,516	64,287	922,468
Good Morning Shinhan Securities		144,538	—	17,004	127,534
Jeju Bank		(5,655)	—	(685)	(4,970)

	~~W~~	959,122	166,516	80,606	1,045,032

(5)	Loans
(a)	Loans as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Loans in Won	~~W~~	1,510,000	1,550,000	$1,454,721	1,493,256
Loans in foreign currencies		72,660	135,609	70,000	130,645
Privately placed bonds		73,140	73,140	70,462	70,462

		1,655,800	1,758,749	1,595,183	1,694,363
Less: allowance for loan losses		(8,279)	(8,794)	(7,976)	(8,472)

	~~W~~	1,647,521	1,749,955	$1,587,207	1,685,891

(b)	Details of loans as of September 30, 2005 and December 31, 2004 are as follows:

			(in millions of Won)
	Borrower	Interest rate (%)	2005		2004
Loans in Won	Shinhan Card	4.49 - 6.28%	~~W~~	950,000	1,050,000
„	Shinhan Capital	4.49 - 8.12%		490,000	500,000
„	Good Morning
	Shinhan Securities	5.25%		70,000	—

				1,510,000	1,550,000

Loans in foreign currencies	Shinhan Capital	Libor+0.9 - 1.14		72,660	135,609

Privately placed bonds	Shinhan Bank	7.42		50,000	50,000
„	Jeju Bank	8.14		23,140	23,140

				73,140	73,140

				1,655,800	1,758,749

Less: allowance for loan losses				(8,279)	(8,794)

			~~W~~	1,647,521	1,749,955

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(5)	Loans, Continued
(c)	The maturities of loans as of September 30, 2005 and December 31, 2004 are as follows:

				(In millions of Won)
			Loans
	Loans		in foreign	Privately
At September 30, 2005	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	230,000	—	—	230,000
Due in 6 months or less		270,000	—	—	270,000
Due after 6 months through 12 months		280,000	—	—	280,000
Due after 1 year through 3 years		490,000	72,660	73,140	635,800
Thereafter		240,000	—	—	240,000

	~~W~~	1,510,000	72,660	73,140	1,655,800

				(In millions of Won)
			Loans
	Loans		in foreign	Privately
At December 31, 2004	in Won		currencies	placed bonds	Total
Due in 3 months or less	~~W~~	180,000	31,314	—	211,314
Due in 6 months or less		160,000	—	—	160,000
Due after 6 months through 12 months		230,000	31,229	—	261,229
Due after 1 year through 3 years		760,000	73,066	3,140	836,206
Thereafter		220,000	—	70,000	290,000

	~~W~~	1,550,000	135,609	73,140	1,758,749

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(6)	Fixed Assets
Fixed assets as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Property and equipment:

Vehicles	~~W~~	391	425	$377	409
Furniture and fixtures		1,335	1,168	1,286	1,125
Leasehold improvements and other		1,701	1,493	1,639	1,438

		3,427	3,086	3,302	2,972
Less: accumulated depreciation		(2,104)	(1,784)	(2,027)	(1,719)

		1,323	1,302	1,275	1,253

Intangible assets		1,100	862	1,060	830

	~~W~~	2,423	2,164	$2,335	2,083

As of September 30, 2005, the Company maintains insurance policies covering loss and liability arising from automobile accidents.
(7)	Other Assets
Other assets as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Guarantee deposits paid	~~W~~	10,082	7,840	$9,713	7,553
Accounts receivable		15,990	6,234	15,404	6,006
Accrued income		9,378	11,044	9,035	10,640
Advance payments		494	10	476	10
Prepaid expenses		222	12	214	12
Prepaid income taxes		577	—	556	—
Other		1,809	1,809	1,743	1,743

	~~W~~	38,552	26,949	$37,141	25,964

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(8)	Borrowings
(a)	Borrowings as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Borrowings in Won	~~W~~	95,012	50,000	$91,534	48,169
Borrowings in foreign currencies		72,660	104,380	70,000	100,559

	~~W~~	167,672	154,380	$161,534	148,728

(b)	The maturities of borrowings as of September 30, 2005 and December 31, 2004 are as follows:

			(In millions of Won)
			Borrowings
	Borrowings		in foreign
At September 30, 2005	in Won		currencies	Total
Due in 3 months or less	~~W~~	75,012	—	75,012
Due in 6 months or less		20,000	—	20,000
Due after 6 months through 12 months		—	—	—
Due after 1 year through 3 years		—	72,660	72,660

	~~W~~	95,012	72,660	167,672

			(In millions of Won)
			Borrowings
	Borrowings		in foreign
At December 31, 2004	in Won		currencies	Total
Due in 3 months or less	~~W~~	—	31,314	31,314
Due in 6 months or less		—	—	—
Due after 6 months through 12 months		50,000	—	50,000
Due after 1 year through 3 years		—	73,066	73,066

	~~W~~	50,000	104,380	154,380

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(9)	Debentures
(a)	Debentures as of September 30, 2005 and December 31, 2004 consist of the following:

				(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Debentures in Korean Won	~~W~~	2,260,000	1,920,000	$2,177,264	1,849,711
Debentures in foreign currencies		—	31,314	—	30,168

		2,260,000	1,951,314	2,177,264	1,879,879
Less: discount on debentures		(4,146)	(3,212)	(3,994)	(3,095)

	~~W~~	2,255,854	1,948,102	$2,173,270	1,876,784

(b)	The maturities of debentures as of September 30, 2005 and December 31, 2004 are as follows:

			(In millions of Won)
	Debentures in		Debentures in
At September 30, 2005	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	230,000	—	230,000
Due in 6 months or less		270,000	—	270,000
Due after 6 months through 12 months		380,000	—	380,000
Due after 1 year through 3 years		880,000	—	880,000
Thereafter		500,000	—	500,000

	~~W~~	2,260,000	—	2,260,000

			(In millions of Won)
	Debentures in		Debentures in
At December 31, 2004	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	180,000	—	180,000
Due in 6 months or less		160,000	—	160,000
Due after 6 months through 12 months		230,000	31,314	261,314
Due after 1 year through 3 years		1,130,000	—	1,130,000
Thereafter		220,000	—	220,000

	~~W~~	1,920,000	31,314	1,951,314

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(10)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Estimated severance liability at beginning of period	~~W~~	776	530	$748	511
Provision		(137)	(259)	(132)	(250)
Payment		437	505	421	487

Estimated severance liability at end of period		1,076	776	1,037	748
Less: deposit for severance benefit insurance		(405)	(552)	(390)	(532)

Net balance at end of period	~~W~~	671	224	$647	216

(11)	Other Liabilities

Other liabilities as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Withholding taxes	~~W~~	185	464	178	447
Dividends payable		1,299	937	1,251	903
Accounts payable		221,159	180,979	213,063	174,354
Accrued expenses		17,116	14,627	16,489	14,091
Income taxes payable		—	25,329	—	24,402

	~~W~~	239,759	222,336	230,981	214,197

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12) Related Party Transactions
(a) Details of transactions
Significant transactions with the related parties for the quarters and nine months ended September 30, 2005 and 2004 are as follows:

						(In millions of Won)
			Quarter			Nine months
			ended			ended
			September 30,			September 30,
Revenue earned	Expense incurred	Account	2005		2004	2005	2004
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	1,637	992	3,858	3,343
"	Good Morning Shinhan Securities	Interest income		919	1,915	2,457	5,941
"	Shinhan Card	Interest income		13,102	15,729	40,490	48,151
"	Shinhan Capital	Interest income		7,863	10,347	24,863	29,205
"	Jeju Bank	Interest income		453	457	1,365	1,302

				23,974	29,440	73,033	87,942

Shinhan Bank	Shinhan Financial Group	Rental income		13	17	65	26
"	Chohung Bank	Interest income		68	—	141	30
"	"	Gain on derivatives		12,611	—	15,459	1,307
"	"	Rental income		10	43	27	43
"	Good Morning Shinhan Securities	Interest income		25	606	96	1,638
"	"	Rental income		85	164	225	172
"	Shinhan Card	Interest income		354	2,524	1,068	3,324
"	"	Fee and commission income		9,394	8,840	26,872	26,962
"	"	Rental income		222	135	663	566
"	Shinhan Capital	Interest income		307	646	1,135	2,098
"	"	Rental income		97	164	252	232
"	"	Gain on derivatives		—	57	2,811	587
"	Jeju Bank	Interest income		2	—	3	75
"	Shinhan Credit Information	Rental income		61	55	183	183
"	SH&C Life Insurance	Fee and commission income		3,690	8,186	13,901	8,187
Chohung Bank	Shinhan Bank	Interest income		4	195	59	246
"	"	Gain on derivatives		14,414	—	16,814	1,564
"	"	Rental income		—	105	19	105
"	Shinhan Capital	Interest income		5	2	94	66
"	"	Gain on redemption of debentures		—	—	476	—
"	"	Gain on derivatives		572	552	572	811
"	Shinhan Card	Interest income		364	223	1,250	768

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12) Related Party Transactions, Continued

					(In millions of Won)
			Quarter		Nine months
			ended		ended
			September 30,		September 30,
Revenue earned	Expense incurred	Account	2005	2004	2005	2004
Chohung Bank	Good Morning Shinhan Securities	Interest income	—	29	53	49
"	"	Fee and commission income	6	—	15	—
"	SH&C Life Insurance	Fee and commission income	5,846	3,589	19,726	7,466
Good Morning Shinhan Securities	Shinhan Bank	Interest income	59	—	219	322
"	"	Rental income	75	—	226	—
"	Chohung Bank	Interest income	—	106	154	299
"	Shinhan Card	Rental income	76	74	224	220
"	"	Fee and commission income	82	150	195	267
"	Shinhan BNP Paribas ITMC	Rental income	58	51	162	153
"	SH&C Life Insurance	Fee and commission income	1	13	5	13
Shinhan Card	Shinhan Bank	Interest income	—	3	2	69
"	"	Fee and commission income	195	47	213	92
"	Good Morning Shinhan Securities	Fee and commission income	—	9	—	20
"	Jeju Bank	Fee and commission income	71	168	206	168
"	SH&C Life Insurance	Fee and commission income	1,323	1,411	3,634	2,759
"	Shinhan Credit Information	Fee and commission income	—	35	—	35
Shinhan Capital	Shinhan Bank	Interest income	940	420	2,237	969
"	"	Gain on derivatives	—	225	3,275	1,184
"	Chohung Bank	Interest income	—	318	—	662
"	"	Gain on derivatives	—	819	218	910
"	Shinhan Card	Fee and commission income	1	—	1	—
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income	84	237	301	311
"	Chohung Bank	Interest income	—	2	—	—
Jeju Bank	Shinhan Bank	Interest income	4	—	5	2
"	Chohung Bank	Interest income	8	1	16	1
"	SH&C Life Insurance	Fee and commission income	102	49	305	107
SH&C Life Insurance	Shinhan Bank	Interest income	2	109	7	195
"	"	Insurance income	—	250	—	738
"	Chohung Bank	Interest income	1	—	2	—
e-Shinhan	Shinhan Financial Group	Interest income	16	72	63	156
"	Shinhan Bank	Interest income	18	16	54	54
"	"	Fee and commission income	—	1	—	35
"	Shinhan Card	Fee and commission income	31	1	93	5
Shinhan Macquarie	Shinhan Bank	Interest income	804	927	111	2

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12) Related Party Transactions, Continued

						(In millions of Won)
			Quarter			Nine months
			ended			ended
			September 30,			September 30,
Revenue earned	Expense incurred	Account	2005		2004	2005	2004
Shinhan Credit Information	Shinhan Bank	Fee and commission income		—	22	2,287	2,188
"	"	Interest income		1,548	1,084	35	46
"	Chohung Bank	Fee and commission income		77	4	5,036	2,492
"	Good Morning
	Shinhan Securities	Fee and commission income		1,707	1,731	50	10
"	Shinhan Card	Fee and commission income		29	25	5,718	6,391
"	Shinhan Capital	Fee and commission income		10	35	68	107
"	Jeju Bank	Fee and commission income		54	—	65	176
Shinhan PE	Shinhan Bank	Interest income		—	—	152	—

				55,456	34,557	127,318	77,663

			~~W~~	79,517	63,997	200,438	165,605

(b) Account balances
Significant balances with the related parties as of September 30, 2005 and December 31, 2004 are as follows:

			(In millions of Won)
Creditor	Debtor	Account	2005		2004
Shinhan Finacial Group	Shinhan Bank	Due from banks	~~W~~	243,999	31,145
"	"	Loans		50,000	50,000
"	"	Other assets		17,074	13,251
"	Chohung Bank	Other assets		2,441	—
	Good Morning Shinhan
"	Securities	Loans		70,000	—
"	"	Other assets		1,069	—
"	Shinhan Card	Loans		950,000	1,050,000
"	"	Other assets		5,804	6,661
"	Shinhan Capital	Loans		562,660	635,609
"	"	Other assets		3,557	4,739
"	Jeju Bank	Loans		23,140	23,140
"	"	Other assets		186	186
"	Shinhan Credit Information	Other assets		94	89
"	Shinhan Macquarie	Other assets		2,446	—

				1,932,470	1,814,820

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12) Related Party Transactions, Continued

			(In millions of Won)
Creditor	Debtor	Account	2005		2004
Shinhan Bank	Chohung Bank	Cash and due from banks	~~W~~	5	—
"	"	Securities		—	21,332
"	"	Derivative assets		1,293	587
"	"	Other assets		—	5,753
"	Shinhan Card	Loans		43,100	7,500
"	"	Other assets		4	2,474
"	Shinhan Capital	Loans		15,605	63,823
"	"	Other assets		119	310
"	SH&C Life Insurance	Other assets		978	1,199
	Good Morning Shinhan
"	Securities	Other assets		5,223	—
Chohung Bank	Shinhan Bank	Derivative assets		825	8,373
"	Shinhan Capital	Loans		—	732
"	"	Derivative assets		—	—
"	SH&C Life Insurance	Other assets		1,899	1,956
Good Morning Shinhan	Shinhan Bank	Due from banks		6,418	5,640
Securities
"	"	Other assets		8,785	7,747
"	Chohung Bank	Due from banks		22,076	7,195
"	"	Other assets		2,492	2,075
"	SH&C Life Insurance	Other assets		—	1
Shinhan Card	Shinhan Financial Group	Other assets		293	—
"	Shinhan Bank	Cash and due from banks		503	427
"	"	Other assets		3,069	1,189
"	Chohung Bank	Cash and due from banks		1	1
	Good Morning Shinhan
"	Securities	Other assets		5,275	4,635
"	Shinhan BNP Paribas ITMC	Other assets		43	—
"	SH&C Life Insurance	Other assets		425	431
"	Shinhan Credit Information	Other assets		56	—
"	Shinhan Capital	Other assets		15	—
"	e-Shinhan	Other assets		1	—
Shinhan Capital	Shinhan Bank	Short-term financial instruments		98,879	72,105
"	"	Securities		38	—
"	"	Derivatives assets		—	2,811
"	"	Other assets		723	482
"	Chohung Bank	Securities		—	5,743
"	"	Derivatives assets		2,855	3,427
"	"	Other assets		—	150

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12) Related Party Transactions, Continued

			(In millions of Won)
Creditor	Debtor	Account	2005		2004
Shinhan BNP Paribas ITMC	Shinhan Bank	Cash and due from banks		8,330	12,626
"	"	Other assets		115	360
"	Good Morning Shinhan Securities	Other assets		3,496	3,496
"	Chohung Bank	Other assets		52	—
Jeju Bank	SH&C Life Insurance	Other assets		32	26
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents		745	853
"	"	Other assets		1	3
"	Chohung Bank	Cash and cash equivalents		465	873
e-Shinhan	Shinhan Bank	Cash and cash equivalents		629	980
"	"	Loans		1,450	1,850
"	"	Other assets		35	7
"	Chohung Bank	Cash and cash equivalents		—	—
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents		7,938	4,027
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		1,715	900
	"	Loans		1,000	—
"	"	Other assets		1,254	1,041
"	Chohung Bank	Other assets		490	435
"	Good Morning Shinhan Securities	Other assets		—	1
Shinhan Credit Information	Shinhan Card	Other assets		576	702
"	Jeju Bank	Other assets		62	71
Shinhan PE	Shinhan Bank	Cash and cash equivalents		6,537	9,412

				255,920	265,761

			~~W~~	2,188,390	2,080,581

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(12)	Related Party Transactions, Continued
(c)	Guarantees and acceptances
The guarantees and acceptances provided between the related parties as of September 30, 2005 are as follows:

			(In millions of Won)
Creditor	Debtor	Account	Amount guaranteed
Shinhan Financial Group	Good Morning Shinhan Securities	Lease guarantee	~~W~~	50,000
"	SH&C Life Insurance	Guarantees for loans		7,000
Shinhan Bank	Shinhan Capital	Letter of credit		3,810
"	Shinhan Finance	Guarantees for loans		12,030
Chohung Bank	Chohung Finance	Guarantees for letter of credit		3,685

			~~W~~	76,525

(13)	Assets and Liabilities Denominated in Foreign Currency
Assets and liabilities denominated in foreign currency as of September 30, 2005 and December 31, 2004 are as follows:

	(In millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2005	2004	2005		2004
Assets:
Loans	$70,000	129,919	~~W~~	72,660	135,609
Other assets	389	853		403	890

	$70,389	130,772	~~W~~	73,063	136,499

Liabilities:
Borrowings	$70,000	100,000	~~W~~	72,660	104,380
Debentures	—	30,000		—	31,314
Discount on debentures	—	(20)		—	(21)
Other liabilities	371	791		385	825

	$70,371	130,771	~~W~~	73,045	136,498

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(14)	Commitments and Contingencies
(a)	Acquisition of Chohung Bank
On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, in accordance with the agreement, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:
•	Asset Indemnity Payment

Amount	:	~~W~~652,284 million — asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans

Payment date	:	earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on

Interest	:	4.3% per annum
•	General Indemnity Payment

Amount	:	~~W~~166,516 million (may be offset by any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)

Payment date	:	the second anniversary date of cash portion closing date

Interest	:	4.3% per annum
•	Earn Out Payment

Amount	:	20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

Payment date	:	within 30 days after the date excess amount is determined for the fiscal year of 2006
For the nine months ended September 30, 2005, the Company paid ~~W~~166,516 million in relation to the General Indemnity, and reflected ~~W~~220,714 million relative to the Asset Indemnity as an addition to goodwill. As for the remaining contingent consideration, the amount was not reasonably estimable and included in the acquisition cost.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(15)	Capital Stock
(a)	Details of preferred stock issued by the Company are as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redemption period
Redeemable preferred stock:
Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961
Redeemable convertible preferred stock:
Series 9 (**)	44,720,603	2.02	August 19, 2006 - August 18, 2008

	97,304,564

(*)	Based on issue price

(**)	Convertible period	:	August 19, 2004 — August 18, 2007
	Conversion ratio	:	1 common share to 1 preferred share
	Conversion price in Won	:	~~W~~18,086
Details of changes in capital stock for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows:

		(In millions of Won, except shares)
	Number of shares	Capital stock		Capital surplus
Balance at January 1, 2004	391,705,864	~~W~~	1,958,530	3,316,380
Share exchange (6/22)	14,682,590		73,412	221,560
Reissuance of treasury stock (9/24)	—		—	59
Share exchange (12/23)	10,235,121		51,176	180,624

Balance at December 31, 2004	416,623,575	~~W~~	2,083,118	3,718,623

Reissuance of treasury stock	—	~~W~~	—	61

Balance at September 30, 2005	416,623,575	~~W~~	2,083,118	3,718,684

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(16)	Retained Earnings
Retained earnings as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Legal reserve	~~W~~	223,722	118,692	$215,532	114,347
Retained earnings before appropriation		2,270,286	1,489,493	2,187,173	1,434,964

	~~W~~	2,494,008	1,608,185	$2,402,705	1,549,311

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(17)	Capital Adjustment
Capital adjustments as of September 30, 2005 and December 31, 2004 consist of the following:

	(In millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2005		2004	2005	2004
Unrealized gain on equity method investment securities	~~W~~	482,803	383,098	$465,128	369,073
Unrealized loss on equity method investment securities		(4,681)	(53,932)	(4,510)	(51,958)
Stock options (note 18)		13,199	8,179	12,716	7,880
	~~W~~	491,321	337,345	$473,334	324,995

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(18)	Stock Options
(a)	Details of stock options as of September e 30, 2005 and December 31, 2004 are as follows:

Grant date		March 30, 2005		March 25, 2004		May 15, 2003		May 22, 2002
Options granted		2,695,200 options		1,301,600 options		1,156,300 options		1,004,200 options
Options expired to date		694,587 options		49,837 options		303,826 options		275,229 options

Options outstanding		2,000,613 options		1,251,763 options		852,474 options		728,971 options
Type of stock options		Stock grant		Stock grant		Price		Price
		or price		or price		compensation		compensation
		compensation		compensation
Exercise price in Won	~~W~~	28,006	~~W~~	21,595	~~W~~	11,800	~~W~~	18,910
Exercise period		Within four years		Within three years		Within four years		Within four years
		after three years		after two years		after two years		after two years
		from grant date		from grant date		from grant date		from grant date
Forfeited period		After seven years		After five years		After six years		After six years
		from grant date		from grant date		from grant date		from grant date
Assumptions used to determine the fair value of options:
Risk-free interest rate		4.07%		4.39%		—		—
Expected exercise period		5 years		3.5 years		—		—
Expected stock price volatility		17.92%		19.85%		—		—
Expected dividend yield		—		—		—		—
Expected ratios of no-exercise		—		—		—		—
Weighted average fair value	~~W~~	11,201	~~W~~	7,696		—		—
(b)	Changes in stock compensation costs for the nine months ended September 30, 2005 are as follows:

					(In millions of Won)
		Personnel of
Grant date	Stock compensation cost	The Company		Subsidiaries	Total
March 30, 2005	Recorded at beginning of the period	~~W~~	—	—	—
	Incurred during the period		514	5,317	5,831
	To be recorded in subsequent periods		1,514	15,065	16,579

March 25, 2004	Recorded at beginning of the period		935	2,850	3,785
	Incurred during the period		820	2,764	3,584
	To be recorded in subsequent periods		553	1,712	2,265

May 15, 2003	Recorded at beginning of the period		1,035	3,360	4,395
	Incurred during the period		2,369	12,515	14,884
	To be recorded in subsequent periods		—	—	—

May 22, 2002	Recorded at beginning of the period		664	2,384	3,048
	Incurred during the period		1,448	6,807	8,255
	To be recorded in subsequent periods		—	—	—
For stock options granted at March 30, 2005 and March 25, 2004, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(19)	General and Administrative Expenses
Details of general and administrative expenses for the quarters and nine months ended September 30, 2005 and 2004 are as follows:

	(In millions of Won and thousands of U.S. dollars)
	Won					U.S. dollars (Note 2)
	Quarter ended			Nine months ended		Quarter ended	Nine months ended
	September 30			September 30,		September 30,	September 30,
	2005		2004	2005	2004	2005	2005
Salaries and wages	~~W~~	6,151	2,958	15,560	7,419	5,926	14,990
Provision for retirement and severance benefits		98	61	437	167	94	421
Other employees benefits		290	214	1,414	662	279	1,362
Rental		127	120	387	374	122	373
Entertainment		205	188	590	487	198	568
Depreciation		180	174	470	484	173	453
Amortization		29	28	86	83	28	83
Bad debts		—	—	—	123	—	—
Taxes and dues		1,062	549	1,666	641	1,023	1,605
Advertising		3	3	6	11	3	6
Fees and commission		604	1,761	4,168	7,129	582	4,015
Other		1,050	630	2,740	4,088	1,012	2,640

	~~W~~	9,799	6,686	27,524	21,668	9,440	26,516

(20)	Income Taxes
(a)	For the nine months ended September 30, 2005 and 2004, no income tax expense was recognized.

(b)	The reconciliation of accounting income and taxable income for the nine months ended September 30, 2005 and 2004 is as follows:

	(In millions of Won)
	2005		2004
Net income before income tax expense	~~W~~	1,265,875	1,067,327
Permanent differences		(153,267)	696,831
Temporary differences		(1,117,007)	1,706,751
Taxable income (loss)	~~W~~	(4,399)	57,407

(c)	Changes in significant accumulated temporary differences and tax effects for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(20)	Income Taxes, Continued

					(In millions of Won)
	2005
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:
Securities	~~W~~	(1,041,921)	(1,271,005)	(4,846)	(2,308,080)
Retirement and severance benefits		466	196	—	662
Accrued income		(299)	(287)	(299)	(287)
Deposit for severance benefit insurance		(466)	(86)	—	(552)
Other		6	4,157	3	4,160

		(1,042,214)	(1,271,235)	(5,141)	(2,303,456)
Unrealizable temporary differences on gain from equity method		1,042,173			2,307,398

Net temporary difference	~~W~~	(41)			3,942

Tax effects of temporary differences		(11)			1,084
Tax effects of tax loss carryforwards		—			1,210

Net tax effect	~~W~~	(11)			2,294

Tax effects recorded in financial statements	~~W~~	—			—

A net tax effect of ~~W~~2,294 million has not been recognized as deferred tax assets due to uncertainty of realization.

					(In millions of Won)
	2004
	Beginning				Ending
	balance (*)		Increase	Decrease	balance

Temporary differences:
Securities	~~W~~	12,199	91,066	—	103,265
Retirement and severance benefits		251	215	—	466
Gain from equity method		(268,310)	(1,108,740)	(256,536)	(1,120,514)
Accrued income		(11,334)	(299)	(11,334)	(299)
Deposit for severance benefit insurance		(251)	(215)	—	(466)
Other		10	—	6	5
		(267,435)	(1,017,973)	(267,864)	(1,017,543)
Unrealizable temporary differences on gain from equity method		263,171			1,017,503

Net temporary differences	~~W~~	(4,264)			(40)

Tax effects of temporary differences		(1,172)			(11)
Tax effects of tax loss carryforwards		13,706			—

Net tax effects	~~W~~	12,534			(11)

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current year.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(21)	Earnings Per Share
(a)	Earnings per share
Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the nine months ended September 30, 2005 and 2004 are computed as follows:

	(In millions of Won, except per share)
	Quarter ended			Nine months ended
	September 30,			September 30,
	2005		2004	2005	2004
Net income for year	~~W~~	407,391	324,212	1,265,875	794,581
Less: extraordinary gain (loss)		—	—	—	—
dividends on preferred stock		29,022	28,942	86,119	86,198

Ordinary income available for common stock		378,369	295,270	1,179,756	708,383
Weighted average number of common shares outstanding (**)		310,333,444	300,082,026	310,327,768	289,606,341

Ordinary income per share in Won		1,219	984	3,802	2,446

Net earnings per share in Won	~~W~~	1,219	984	3,802	2,446

(**)	Shares held by subsidiaries are included.
(b)	Diluted earnings per share
For the nine months ended September 30, 2005, if convertible preferred stock and stock options were exercised, 47,972,979 shares of common stock would be issued, and if preferred stock were converted into common stock on the issue date, weighted average number of common shares outstanding would be 355,345,621.
Details of diluted ordinary/net earnings per share due to dilutive effect for the nine months ended September 30, 2005 and 2004 are as follows:

	(In millions of Won, except per share)
	Quarter ended			Nine months ended
	September 30,			September 30,
	2005		2004	2005	2004
Ordinary income available for common stock	~~W~~	378,369	295,270	1,179,756	708,382
Add: dividends on convertible preferred stock		4,118	4,107	12,220	12,231
stock compensation costs		820	160	820	479

Diluted ordinary income/net earnings		383,307	299,537	1,192,796	721,092
Weighted average number of common shares outstanding		355,936,103	345,488,561	355,345,621	334,995,692

Diluted ordinary income per share in Won	~~W~~	1,077	867	3,357	2,153

Net earnings per share in Won	~~W~~	1,077	867	3,357	2,153

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(21)	Earnings Per Share, Continued
(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Redeemable convertible preferred stock	August 19, 2004 - August 18, 2007	44,720,603
Stock options	March 26, 2006 - March 25, 2009	1,251,763
Stock options	March 30, 2008 - March 30, 2012	2,000,613

		47,972,979

(d)	Ordinary income per share and net earnings per share for the year ended December 31, 2004, the three months ended March 31, 2005, and the six months ended June 30, 2005 are as follows:

	(In Won)
			Three months	Six months
	Year ended		ended	ended
	December 31,		March 30,	June 30,
	2004		2005	2005
Ordinary income and net earnings per share	~~W~~	3,197	1,159	2,585
Diluted ordinary income and net earnings per share		2,820	1,023	2,280
(22)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters and nine months ended September 30, 2005 and 2004 are as follows:

	(In millions of Won, except per share)
	Quarter ended			Nine months ended
	September 30,			September 30,
	2005		2004	2005	2004
Acquisition of equity method investment securities through shares exchange	~~W~~	—	—	—	294,973
Contingent liabilities recorded as accounts payable		220,714	166,516	220,714	166,516
Changes in capital adjustments arising from equity method		65,177	599,396	148,956	901,102
Changes in retained earnings arising from equity method		(64,292)	(1,343)	(32,161)	(53,940)
Stock options recorded as accounts receivable		3,760	1,481	4,721	3,579
Appropriations of retained earnings as legal reserve		—	—	105,030	36,223
Dividends receivable on equity method investment securities recorded		—	—	—	—

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries
(a)	Balance sheets
Condensed balance sheets of subsidiaries as of September 30, 2005 and December 31, 2004 are as follows:

	(In millions of Won)
	2005
				Total
				stockholders’
Subsidiary	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	78,041,143	73,697,736	4,343,407
Chohung Bank		68,900,489	65,573,192	3,327,297
Good Morning Shinhan Securities		3,476,852	2,738,355	738,497
Shinhan Card		1,365,287	1,148,382	216,905
Shinhan Capital		1,350,902	1,205,641	145,261
Shinhan BNP Paribas ITMC		50,845	4,765	46,080
Jeju Bank		1,981,993	1,864,907	117,086
SH&C Life Insurance		587,230	556,626	30,604
e-Shinhan		4,143	987	3,156
Shinhan Macquarie		14,155	11,397	2,758
Shinhan Credit Information		10,989	2,071	8,918
Shinhan PE		9,251	35	9,216

	~~W~~	155,793,279	146,804,094	8,989,185

	(In millions of Won)
	2004
				Total
				stockholders’
Subsidiary	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	70,125,920	66,000,578	4,125,342
Chohung Bank		65,389,100	62,778,172	2,610,928
Good Morning Shinhan Securities		2,956,183	2,277,868	678,315
Shinhan Card		1,469,925	1,306,467	163,458
Shinhan Capital		1,320,929	1,201,582	119,347
Shinhan BNP Paribas ITMC		49,463	3,845	45,618
Jeju Bank		1,872,414	1,763,877	108,537
SH&C Life Insurance		286,304	257,077	29,227
e-Shinhan		4,813	893	3,920
Shinhan Macquarie		11,307	9,154	2,153
Shinhan Credit Information		9,228	2,366	6,862
Shinhan PE		9,844	57	9,787

	~~W~~	143,505,430	135,601,936	7,903,494

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Earnings
Condensed statements of earnings of subsidiaries for the quarters and nine months ended September 30, 2005 and 2004 are as follows:

	(In millions of Won)
	Nine months ended September 30, 2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiary	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	4,682,622	3,941,206	741,416	832,653	604,524
Chohung Bank		5,635,103	5,141,260	493,843	539,969	537,032
Good Morning Shinhan Securities		623,847	555,287	68,560	75,221	54,235
Shinhan Card		306,961	255,442	51,519	53,446	53,446
Shinhan Capital		149,767	120,112	29,655	28,030	19,723
Shinhan BNP Paribas ITMC		13,891	6,792	7,099	7,379	5,330
Jeju Bank		96,469	88,051	8,418	9,210	9,210
SH&C life Insurance		35,303	35,633	(330)	4,984	4,351
e-Shinhan		1,265	2,063	(798)	(764)	(764)
Shinhan Macquarie		20,621	12,325	8,296	8,400	5,498
Shinhan Credit Information		17,807	14,957	2,850	2,858	2,056
Shinhan PE		225	1,029	(804)	(850)	(572)

	~~W~~	11,583,881	10,174,157	1,409,724	1,560,536	1,294,069

	(In millions of Won)
	Nine months ended September 30, 2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiary	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	4,143,614	3,329,525	814,089	988,089	693,413
Chohung Bank		4,054,923	3,822,668	232,255	190,896	188,826
Good Morning Shinhan Securities		555,676	526,234	29,442	40,772	38,330
Shinhan Card		318,325	319,256	(931)	(1,293)	(1,293)
Shinhan Capital		143,530	117,147	26,383	26,750	18,686
Shinhan BNP Paribas ITMC		10,132	5,444	4,688	4,808	3,352
Jeju Bank		99,348	95,094	4,254	4,557	4,557
SH&C life Insurance		24,967	26,015	(1,048)	(76)	(76)
e-Shinhan		1,828	2,464	(636)	(610)	(610)
Shinhan Macquarie		10,720	9,455	1,265	1,447	876
Shinhan Credit Information		24,170	24,140	30	218	2,629

	~~W~~	9,387,233	8,277,442	1,109,791	1,255,558	948,690

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(23)	Condensed Financial Statements of Subsidiaries, Continued

	(In millions of Won)
	Quarter ended September 30, 2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiary	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	1,361,586	1,150,498	211,088	224,673	160,942
Chohung Bank		1,589,476	1,395,095	194,381	183,964	181,811
Good Morning Shinhan Securities		293,283	244,710	48,573	50,309	36,195
Shinhan Card		103,851	78,001	25,850	25,894	25,894
Shinhan Capital		43,619	35,246	8,373	7,150	5,180
Shinhan BNP Paribas ITMC		5,068	2,521	2,547	2,535	1,891
Jeju Bank		32,717	32,751	(34)	400	400
SH&C life Insurance		12,748	13,078	(330)	2,386	1,753
e-Shinhan		232	693	(461)	(444)	(444)
Shinhan Macquarie		3,534	1,604	1,930	1,891	875
Shinhan Credit Information		5,823	5,036	787	828	604
Shinhan PE		225	336	(111)	(265)	13

	~~W~~	3,452,162	2,959,569	492,593	499,321	415,114

	(In millions of Won)
	Quarter ended September 30, 2004
	Operating		Operating	Operating	Ordinary	Net income
Subsidiary	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	1,420,641	1,125,465	295,176	310,914	216,205
Chohung Bank		1,244,010	1,177,622	66,388	61,778	61,318
Good Morning Shinhan Securities		153,982	147,459	6,523	8,538	5,819
Shinhan Card		103,975	101,129	2,846	2,586	2,586
Shinhan Capital		45,432	38,561	6,871	7,741	5,419
Shinhan BNP Paribas ITMC		3,508	1,998	1,510	1,625	1,143
Jeju Bank		33,685	29,950	3,735	3,334	3,334
SH&C life Insurance		8,226	8,568	(342)	206	206
e-Shinhan		528	770	(242)	(232)	(232)
Shinhan Macquarie		2,903	1,837	1,066	1,123	786
Shinhan Credit Information		5,092	4,634	458	487	273

	~~W~~	3,021,982	2,637,993	383,989	398,100	296,857

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(24)	Financing and Operating Status of the Company and Subsidiaries
(a)	The financing status of the Company and its subsidiaries as of September 30, 2005 and December 31, 2004 are as follows:

	(In millions of Won)
	2005
	Deposits		Borrowings	Debentures (*)	Total
The Company	~~W~~	—	167,672	2,255,854	2,423,526
Shinhan Bank		47,230,549	9,466,492	11,382,989	68,080,030
Chohung Bank		42,074,868	6,342,009	6,884,076	55,300,953
Good Morning Shinhan Securities		874,620	646,030	—	1,520,650
Shinhan Card		—	1,033,100	29,960	1,063,060
Shinhan Capital		—	705,755	296,317	1,002,072
Jeju Bank		1,641,960	89,042	35,000	1,766,002
Shinhan Macquarie		—	2,329	—	2,329

	~~W~~	91,821,997	18,452,429	20,884,196	131,158,622

(*) Net of discount on debentures

	(In millions of Won)
	2004
	Deposits		Borrowings	Debentures (*)	Total
The Company	~~W~~	—	154,380	1,948,102	2,102,482
Shinhan Bank		40,668,095	9,164,921	10,835,048	60,668,064
Chohung Bank		41,313,073	5,057,559	7,115,575	53,486,207
Good Morning Shinhan Securities		614,473	290,508	—	904,981
Shinhan Card		—	1,232,500	—	1,232,500
Shinhan Capital		—	805,718	195,595	1,001,313
Jeju Bank		1,527,788	83,871	35,000	1,646,659
Shinhan Macquarie		—	6,471	—	6,471

	~~W~~	84,123,429	16,795,928	20,129,320	121,048,677

(*) Net of discount on debentures

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(24)	Financing and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and its subsidiaries as of September 30, 2005 and December 31, 2004 are as follows:

	(In millions of Won)
	2005
				Cash and due
	Loans (*)		Securities	from banks	Total
The Company	~~W~~	1,647,521	9,518,994	243,597	11,410,112
Shinhan Bank		56,552,870	13,661,585	2,458,214	72,672,669
Chohung Bank		45,098,982	10,419,175	1,593,215	57,111,372
Good Morning Shinhan Securities		258,945	1,840,230	993,649	3,092,824
Shinhan Card		1,323,048	1,625	1,186	1,325,859
Shinhan Capital		1,020,251	94,205	127,917	1,242,373
Shinhan BNP Paribas ITMC		1,049	20,282	21,880	43,211
Jeju Bank		1,384,520	360,096	93,996	1,838,612
SH&C Life Insurance		442	45,345	11,645	57,432
e-Shinhan		147	55	2,080	2,282
Shinhan Macquarie		—	—	7,938	7,938
Shinhan Credit Information		—	—	5,677	5,677
Shinhan PE

	~~W~~	107,287,775	35,963,045	5,567,501	148,818,321

(*)	Net of allowance for loan losses and present value discounts

	(In millions of Won)
	2004
				Cash and due
	Loans (*)		Securities	from banks	Total
The Company	~~W~~	1,749,955	8,262,100	31,145	10,043,200
Shinhan Bank		51,028,772	11,706,747	2,386,837	65,122,356
Chohung Bank		41,586,846	11,499,243	1,754,215	54,840,304
Goodmorning Shinhan Securities		141,635	1,852,357	636,049	2,630,041
Shinhan Card		790,320	1,643	880	792,843
Shinhan Capital		993,143	77,548	103,405	1,174,096
Shinhan BNP Paribas ITMC		454	20,101	22,198	42,753
Jeju Bank		1,366,068	303,688	31,574	1,701,330
SH&C Life Insurance		294	56,819	2,704	59,817
e-Shinhan		36	74	2,832	2,942
Shinhan Macquarie		—	—	4,027	4,027
Shinhan Credit Information		—	—	4,213	4,213
Shinhan PE		—	—	9,412	9,412

	~~W~~	97,657,523	33,780,320	4,989,491	136,427,334

(*)	Net of allowance for loan losses and present value discounts

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(25)	Contribution of Subsidiaries to the Company’s Net Income
Effects under the equity method on the Company’s net income for the quarters and nine months ended September 30, 2005 and 2004 are as follows:

	(In millions of Won, except ratio)
	Nine months ended September 30,
	2005			2004
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:

Shinhan Bank	~~W~~	604,524	46.39	~~W~~	532,987	64.88
Chohung Bank		569,962	43.74		254,140	30.94
Good Morning Shinhan Securities		41,520	3.19		9,187	1.12
Shinhan Card		52,946	4.06		(1,043)	(0.13)
Shinhan Capital		19,358	1.49		19,194	2.34
Shinhan BNP Paribas ITMC		2,665	0.20		1,676	0.20
Jeju Bank		6,338	0.49		3,911	0.48
SH&C Life Insurance		2,176	0.17		(38)	(0.00)
e-Shinhan		(562)	(0.04)		(450)	(0.05)
Shinhan Macquarie		2,755	0.21		412	0.05
Shinhan Credit Information		2,056	0.16		1,475	0.18
Shinhan PE		(572)	(0.04)		—	—

		1,303,166	100.00		821,451	100.00

Other income		76,067			93,285
Other expenses		(113,356)			(120,155)

Net income for period	~~W~~	1,265,877		~~W~~	794,581

	(In millions of Won, except ratio)
	Quarters ended September 30,
	2005			2004
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:

Shinhan Bank	~~W~~	160,943	38.15	~~W~~	216,205	64.95
Chohung Bank		195,165	46.26		105,790	31.78
Good Morning Shinhan Securities		31,841	7.55		(1,505)	(0.45)
Shinhan Card		25,894	6.14		2,587	0.78
Shinhan Capital		5,031	1.19		5,647	1.70
Shinhan BNP Paribas ITMC		945	0.22		572	0.17
Jeju Bank		446	0.11		2,991	0.90
SH&C Life Insurance		877	0.21		103	0.03
e-Shinhan		(327)	(0.08)		(171)	(0.05)
Shinhan Macquarie		446	0.11		401	0.12
Shinhan Credit Information		604	0.14		273	0.08
Shinhan PE		18	0.00		—	—

		421,883	100.00		332,893	100.00

Other income		25,710			30,660
Other expenses		(40,202)			(39,341)

Net income for period	~~W~~	407,391		~~W~~	324,212

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2005
(Unaudited)
(26)	Allowance for Loan Losses of the Company and Its Subsidiaries
Changes in allowance for loan losses of the Company and its subsidiaries for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are as follows:

	(In millions of Won)
	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	8,794	(515)	8,279
Shinhan Bank		743,506	(22,908)	720,598
Chohung Bank		1,006,721	(13,722)	992,999
Good Morning Shinhan Securities		29,416	(449)	28,967
Shinhan Card		47,831	22,022	69,853
Shinhan Capital		27,021	1,076	28,097
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	709	32,854
SH&C Life Insurance		15	32	47
e-Shinhan		8	12	20
Shinhan Macquarie		53	(13)	40
Shinhan Credit Information

	~~W~~	1,895,523	(13,750)	1,881,773

	(In millions of Won)
	2004
	Beginning		Increase	Ending
	balance		(decrease)	balance
The Company	~~W~~	9,725	(931)	8,794
Shinhan Bank		866,428	(122,922)	743,506
Chohung Bank		1,686,350	(679,629)	1,006,721
Good Morning Shinhan Securities		43,048	(13,632)	29,416
Shinhan Card		118,609	(70,778)	47,831
Shinhan Capital		17,899	9,122	27,021
Shinhan BNP Paribas ITMC		14	(1)	13
Jeju Bank		35,270	(3,125)	32,145
SH&C Life Insurance		1	14	15
e-Shinhan		8	—	8
Shinhan Macquarie		98	(45)	53
Shinhan Credit Information		36	(36)	—

	~~W~~	2,777,486	(881,963)	1,895,523